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Exhibit

Exhibit            Description

99.1                 Announcement on 2021/10/27: Announcement of board meeting approved the consolidated financial statements for the third quarter of 2021

99.2                 Announcement on 2021/10/27: The board meeting approved capital budget execution

99.3                 Announcement on 2021/10/27: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.4                 Announcement on 2021/10/27: UMC announced its operating results for the third quarter of 2021

Exhibit 99.1

Announcement of board meeting approved the consolidated financial statements for the third quarter of 2021

1. Date of submission to the board of directors or approval by the board of directors: 2021/10/27

2. Date of approval by the audit committee: 2021/10/27

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2021/01/01~2021/09/30

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 153,911,430

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 48,946,285

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 34,069,981

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 43,629,300

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 39,107,442

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 39,831,225

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 3.26

11. Total assets end of the period (thousand NTD): 428,792,631

12. Total liabilities end of the period (thousand NTD): 171,188,907

13. Equity attributable to owners of parent end of the period (thousand NTD): 257,448,802

14. Any other matters that need to be specified: NA

Exhibit 99.2

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2021/10/27

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD18,472 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.3

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2021/10/27

2. Reason for capital reduction:

The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$11,297,680

4. Cancelled shares: 1,129,768 shares

5. Capital reduction percentage: 0.0090%

6. Share capital after capital reduction: NT$124,832,475,660

7. Scheduled date of the shareholders meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2021/11/15

12. Any other matters that need to be specified:

Share Capital after capital reduction is calculated based on the paid-in capital after share exchange with Chipbond Technology Corporation which is the current paid-in capital NTS$124,232,694,930 plus 61,107,841 new shares issued on November 5th, 2021.

Exhibit 99.4

UMC announced its operating results for the third quarter of 2021

1. Date of occurrence of the event:2021/10/27

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Third Quarter 2021 Results

Strategic focus in 5G, auto, AIoT markets will further strengthen UMC’s global leading specialty foundry position

Third Quarter 2021 Overview:

‧Revenue: NT$55.91 billion (US$2.01 billion)

‧Gross margin: 36.8%; Operating margin: 27.1%

‧Revenue from 22/28nm: 19%

‧Capacity utilization rate: 100%+

‧Net income attributable to shareholders of the parent: NT$17.46 billion (US$627 million)

‧Earnings per share: NT$1.43; earnings per ADS: US$0.257

Taipei, Taiwan, ROC – October 27, 2021 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2021.

Third quarter consolidated revenue was NT$55.91 billion, increasing 9.8% QoQ from NT$50.91 billion in 2Q21. Compared to a year ago, 3Q21 revenue grew 24.6% YoY from NT$44.87 billion in 3Q20. Consolidated gross margin for 3Q21 was 36.8%. Net income attributable to the shareholders of the parent was NT$17.46 billion, with earnings per ordinary share of NT$1.43.

Jason Wang, UMC co-president, said, “In the third quarter, we continued to experience robust chip demand across computing, consumer and communication end segments. Higher 12” wafer shipments in the quarter reflected ongoing product mix enhancements and partially contributed to the lift in blended ASP. Overall wafer shipments grew 2.6% QoQ to 2.50 million 8-inch equivalents. Revenue from 28nm technologies continued to rise while business engagements in 22nm have led to a growing number of customers’ tape outs across wireless, display, and IoT markets, further diversifying our product pipeline."

Co-president Wang continued, “Looking into the fourth quarter, we anticipate wafer shipments and the ASP trend will remain firm. Capacity utilization across 8” and 12” facilities will continue to remain fully loaded, as gross margin continues to exhibit upward momentum, thanks to our team’s efforts in optimizing capacity productivity and product mix. The current business cycle provides an opportune time for UMC to strengthen customer relationships, along with our technology competitiveness and the incremental capacity growth to elevate our market position. Our focus on growing our comprehensive logic and specialty technology portfolio has been welcomed by our customers and we continue to broaden our product range to fulfill their needs. With the P5 & P6 expansion projects underway at our flagship 12A in Tainan, given the strong demand from our customers, we are well positioned to grow and capture additional market share in 2022.”

Co-president Wang added, “In addition, the company continue to make strides towards a greener future. Earlier this month, UMC was honored to receive the Green Chemistry Application and Innovation Award from Taiwan's Environmental Protection Agency. The award recognizes our efforts to introduce chemical substitutes that minimize impact to the environment and the health of our employees. At our Outstanding Supplier Awards this year, UMC also took the opportunity to reiterate our commitment to achieve net zero carbon emissions by 2050 and to invite suppliers to work with us to build a low carbon supply chain. As a key semiconductor player, UMC understands that we have a responsibility to proactively respond to climate change and to promote sustainable practices in our industry. Together with our upstream and downstream partners, we will continue working towards our net zero carbon emissions target.”

Fourth Quarter 2021 Outlook & Guidance

‧Wafer Shipments: To increase by 1-2%

‧ASP in USD: To increase by 1-2%

‧Gross Profit Margin: To be in the high-30% range

‧Capacity Utilization: 100%

‧2021 CAPEX: US$2.3 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A